Exhibit (12)

Potlatch Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	2004	2003	2002	2001	2000
Earnings (loss) from continuing operations before taxes on income	25,297	(12,990)	(67,575)	(71,471)	(78,308)
Add:
Interest expense	45,863	48,172	59,882	77,853	59,438
Rental expense factor (1)	5,446	4,582	3,688	2,846	2,956
Discount and loan expense amortization	3,075	3,757	2,688	3,755	508

Earnings available for fixed charges	79,681	43,521	(1,317)	12,983	(15,406)

Fixed charges:
Interest expense	45,863	48,172	59,882	77,853	59,438
Capitalized interest	383	2,907	300	1,032	3,964
Rental expense factor (1)	5,446	4,582	3,688	2,846	2,956
Discount and loan expense amortization	3,075	3,757	2,688	3,755	508

Total fixed charges	54,767	59,418	66,558	85,486	66,866

Ratio of earnings to fixed charges	1.5	0.7	0.0	0.2	(0.2)

(1)	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.

The dollar amount of deficiency in earnings available for fixed charges for a one-to-one ratio for the years 2003, 2002, 2001 and 2000 are $15,897, $67,875, $72,503 and $82,272, respectively.

Certain amounts for 2000-2003 have been reclassified to conform to the 2004 presentation.